

May 14, 2013

Via E-mail
Tye Darland
Senior Vice President – General Counsel
Georgia-Pacific LLC
133 Peachtree St. NE
Atlanta, Georgia 30303

> **Re:** **Buckeye Technologies Inc.**
> **Schedule TO-T**
> **Filed May 7, 2013 by Georgia-Pacific LLC and GP Cellulose Group LLC**
> **File No. 005-48529**

Dear Mr. Darland:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase, dated May 7, 2013

Certain Projections, page 28

1.   We noticed that the projections were not prepared in accordance with GAAP. Advise us, with a view towards revised disclosure, whether any consideration was given to the application of Regulation G or Item 10(e) of Regulation S-K.

Conditions of the Offer, page 64

2.   We note the condition on page 64 stipulating any mandated filing having been made. We further note the statement on page 66 that the conditions may be asserted by the bidder "regardless of the circumstances giving rise to any such conditions[.]" We have

no objection to the inclusion of offer conditions provided that they are objectively determinable. Please revise to remove the implication that the offer could be considered illusory and in contravention of Exchange Act Section 14(e) because action or inaction by the bidder may result in the terms of a condition being met.

3.   Refer to the following sentence on page 66: "The foregoing conditions…may be asserted by the Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by the Purchaser in whole or in part at any time and from time...." Please also revise the disclosure to state that all conditions to the offer, other than those which are dependent upon the receipt of regulatory approval, will be satisfied or waived at or before the expiration date of the offer.

4.   Refer to the following sentence on page 66: "The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time." If an event triggers a listed offer condition, and the bidder determines to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure. Furthermore, when an offer condition is triggered by events that occur before the expiration of the offer, the bidder should inform target security holders how the bidder intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder's understanding in the response letter. See Exchange Act Rule 14d-3(b)(1) and Rule 14d-4(d)(1).

Fees and Expenses, page 70

5.   We noticed that MacKenzie Partners has been retained as an information agent that might be soliciting tenders of shares into the offer. Advise us, with a view toward revised disclosure, what consideration has been given to quantifying the compensation paid to MacKenzie Partners. In addition, advise us what consideration has been given to the application of Exchange Act Rule 14d-9 to the solicitations or recommendations that MacKenzie Partners will be making to security holders.

Miscellaneous, page 71

6.   Refer to the following sentences on page 71: "If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction." Please explain to us how limiting participation in this manner is consistent with Exchange Act Rule 14d-10(a)(1). If the bidder is attempting to

rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law. See also the Commission's guidance in SEC Release No. 34-58597, Part II.G.1 (September 19, 2008).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via E-mail
        Timothy P. FitzSimons
        Latham & Watkins LLP